August 3, 2006

Mr. Barry Raeburn
Agent for service for
Harbin Electric, Inc.
2 Penn Center, Suite 1306
Philadelphia, Pennsylvania 19102

> **Re:** **Harbin Electric, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed July 17, 2006**
> **File No. 333-131032**

Dear Mr. Raeburn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Equity Ownership by Executive Officers and Directors, page 19

1. We note your response to prior comment 4 from our letter dated May 19, 2006. Please disclose the date of each transaction referenced in this section.

2. Please revise your disclosure to clarify how Tianfu Yang acquired all of the 9,750,000 shares of your common stock referred to on page 20. We note your current disclosure that he acquired those shares a result of the issuance to him of "a proportionate amount of the 8,000,000 shares of the Company's common stock issued to TFI shareholders . . ." (emphasis added).

3. Please reconcile your disclosure in this section with your disclosure on page II-2 that on January 24, 2005 you declared a stock dividend of 0.5 shares for each share of your stock outstanding.

Barry Raeburn
Agent for service for
Harbin Electric, Inc.
August 3, 2006
Page 2

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1

4.   Please reconcile your disclosure in the first sentence of the second paragraph regarding the number of purchasers in HTFE's April 10, 2003 issuance with your disclosure in the first sentence on page 20 that Tianli Yang was the only purchaser of those shares.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Robert Smith, Esq. – Reed Smith LLP